SECU

19010665

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-68237

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Hub International Investment Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2300 Clayton Road
(No. and Street)

Concord	California	94520
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Karolina Savickaite (312)279-4717
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Plante & Moran, PLLC
(Name – *if individual, state last, first, middle name*)

2601 Cambridge Court	Auburn Hills	MI	48326
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SEC Mail Processing
MAR 04 2019
Washington, DC

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

RMS

OATH OR AFFIRMATION

I, David Reich, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hub International Investment Services, Inc., as of December 31, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

See attached notary

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of San Diego

Subscribed and sworn to (or affirmed) before me on this 1st day of March, 2019, by David Reich,
proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

TERRY L. SALAZAR
Notary Public – California
San Diego County
Commission # 2215627
My Comm. Expires Oct 21, 2021

(Seal) Signature Terry L. Salazar

Plante & Moran, PLLC
Suite 500
2601 Cambridge Court
Auburn Hills, MI 48326
Tel: 248.375.7100
Fax: 248.375.7101
plantemoran.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder
HUB International Investments Services Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which HUB International Investments Services Inc. (the "Company") identified that the Company may file an Exemption Report, because (1) the Company does not hold customers' cash or securities on behalf of customers, and (2) the Company had no obligations under 17 C.F.R. §240.15c3-3 (the "Exemption Provision"). The Company's management is responsible for compliance with the Exemption Provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about HUB International Investments Services Inc.'s compliance with the Exemption Provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such anopinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provision set forth in 17 C.F.R. §240.15c3-3 under the Securities Exchange Act of 1934.

Plante & Moran, PLLC

Auburn Hills, Michigan
February 25, 2019

Hub International Investment Services Inc.
(A Wholly Owned Subsidiary of Hub International Limited)
Statement of Financial Condition

		As of December 31, 2018
ASSETS		
CURRENT ASSETS:		
Cash	$	6,927,648
Accounts receivable		1,403,937
Intercompany receivable from Parent and Subsidiaries		462,008
Prepaid expenses		180,671
Notes receivable - employees		8,792
Total current assets		8,983,056
GOODWILL		14,880,056
OTHER INTANGIBLE ASSETS, net		16,674,959
TOTAL ASSETS	$	40,538,071
LIABILITIES AND SHAREHOLDER'S EQUITY		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$	3,401,079
Intercompany payable to Parent and Subsidiaries		1,056,192
Notes payable		22,343
Total current liabilities		4,479,614
DEFERRED INCOME TAX LIABILITIES		153,197
CONTINGENT EARNOUT CONSIDERATION PAYABLE		1,280,980
TOTAL LIABILITIES		5,913,791
SHAREHOLDER'S EQUITY:		
Common shares, no par value; 1,000 shares authorized; 100 issued and outstanding		-
Additional paid-in capital		32,122,646
Accumulated income		2,501,634
TOTAL SHAREHOLDER'S EQUITY		34,624,280
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$	40,538,071

The accompanying notes are an integral part of these financial statements.